51 Madison Avenue

New York, New York 10010

February 11, 2025

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Investments Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Smiley,

This letter responds to the additional comment you provided telephonically on February 10, 2025, regarding the Registrant’s filing on December 13, 2024, of Post-Effective Amendment No. 125 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 131 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI MacKay High Income ETF, formerly NYLI MacKay ESG High Income ETF, a series of the Registrant (the “Fund”). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The staff reiterates comment 16 previously made in its comments on January 22, 2025. Please add disclosure that, for purposes of the Fund’s fundamental policy on concentration, the Fund will consider the investments held by any underlying fund towards the Fund’s policy on concentrating in any industry or group of industries.

Response: The Registrant notes, as a preliminary matter, that neither the U.S. Securities and Exchange Commission (the “Commission”) nor its staff (“Staff”) has issued public guidance or taken a public position as to how, and under what circumstances, an acquiring fund should look through to an acquired fund’s investments for purposes of the acquiring fund’s concentration policy. The Registrant notes further that, when the Commission does permit or require a fund to look through to investments underlying an investment for compliance purposes, it has done so clearly through adopted rules subject to notice and public comment.1

With regard to a fund adopting a concentration policy, the Staff has stated that Section 8(b)(1) “permits a fund to implement a concentration policy that allows for some degree of discretion…”2 In fashioning a concentration policy for the Fund, the Registrant considered that: i) portfolio holdings for an unaffiliated acquired mutual fund are generally not available to the Fund except monthly with a sixty-day lag; ii) intra-month portfolio holdings of an affiliated acquired mutual fund, to the extent the Fund could obtain them, may be deemed material non-public information, on which the Fund should not be able to trade; iii) while portfolio holdings for an acquired exchange-traded fund are publicly available on a daily basis, such disclosure is not organized by industry classification; and iv) portfolio holdings for any private fund are not available to the Fund. For the Fund to base its concentration policy on a look through to an acquired fund’s portfolio holdings would therefore be impractical, overly burdensome, impossible or lead to broad inconsistencies in the way that similar investments would be treated by the Fund.

Rather, the Registrant believes that the most effective way to monitor the Fund’s concentration with respect to investments in acquired funds is to rely on the acquired fund’s stated concentration policy. Accordingly, the Fund has adopted a fundamental policy on concentration, whereby if the Fund invests in an acquired fund that has a policy to concentrate in an industry or group of industries, the Fund will treat that entire investment as being within that industry or group of industries. The Registrant believes that this treatment is conservative and meets the requirements of the 1940 Act. To the extent that the Registrant can enhance the clarity of the disclosure of this policy and its implementation, it will consider any appropriate changes at the next annual update of the Registrant’s registration statement.

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1 See, e.g., Rule 2a-7(d)(3)(ii)(A) under the 1940 Act (permitting the acquisition of a repurchase agreement to be deemed to be an acquisition of the underlying securities to meet the rule’s issuer diversification calculations); and Rule 5b-3 under the 1940 Act (permitting the acquisition of repurchase agreement or refunded securities to be treated as an acquisition of underlying securities for purposes of Section 5 and 12(d)(3) of the 1940 Act).

2 The First Australia Fund, Inc., No-Action Letter (pub. avail. July 29, 1999).

If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@nylinvestments.com; Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com; or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Barry Pershkow, Esq., Chapman and Cutler LLP Richard Coyle, Esq., Chapman and Cutler LLP

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